UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

STEINWAY MUSICAL INSTRUMENTS, INC.

(Name of Subject Company)

STEINWAY MUSICAL INSTRUMENTS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

858495104

(CUSIP Number of Class of Securities)

Dennis M. Hanson
Chief Financial Officer and General Counsel
Steinway Musical Instruments, Inc.
800 South Street, Suite 305
Waltham, Massachusetts 02453
(781) 894-9770
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

John T. Gaffney
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-2626

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications relating to the proposed acquisition of Steinway Musical Instruments, Inc. (the “Company”) by Pianissimo Holdings Corp. (“Parent”) and Pianissimo Acquisition Corp., a wholly-owned subsidiary of Parent (“Acquisition Sub”), pursuant to the terms of an Agreement and Plan of Merger, dated August 14, 2013, by and among the Company, Parent and Acquisition Sub:

(i) joint press release of the Company and Paulson & Co. Inc. (“Paulson”), dated August 14, 2013; and

(ii) letter to Company employees from Michael Sweeney, CEO of the Company, dated August 14, 2013.

Notice to Investors

The tender offer by affiliates of Paulson for the outstanding common stock of the Company referred to in this document has not yet commenced.  This document is neither an offer to purchase nor a solicitation of an offer to sell any securities.  The solicitation and the offer to buy shares of Company Common Stock will be made pursuant to an offer to purchase and related materials that Acquisition Sub intends to file with the SEC.  At the time the tender offer is commenced, Acquisition Sub will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer.  These materials will be sent free of charge to all stockholders of the Company when available.  In addition, all of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the acquisition and the expected timing of the completion of the transaction.  When used in this document, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements.  Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to the number of stockholders of the Company who may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions.  The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.  Risk factors that could cause actual results of the tender offer to differ materially include the following: failure to obtain any regulatory approvals or satisfy conditions to the transaction, the inability to obtain adequate financing, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above.  Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the SEC, including the Company’s recent filings on Form 10-Q and Form 10-K.

Joint Press Release

Paulson & Co. to Acquire Steinway Musical Instruments for $40 Per Share

WALTHAM, Mass., Aug. 14, 2013 — Steinway Musical Instruments, Inc. (“Steinway” or the “Company”) (NYSE: LVB) and investment firm Paulson & Co. Inc. (“Paulson”) today announced that entities affiliated with Paulson and the Company have entered into a definitive merger agreement (the “Paulson Merger Agreement”) for the acquisition of the Company in a transaction valued at approximately $512 million.  Upon the completion of the transaction, Steinway will become a privately held company.

On August 13, 2013, Kohlberg & Company delivered notice to Steinway that it would not match the terms of the Paulson Merger Agreement. Subsequently, Steinway terminated its previously announced merger agreement with Kohlberg and will pay the firm a termination fee of approximately $6.7 million.

Under the terms of the Paulson Merger Agreement, an affiliate of Paulson is required to commence a tender offer to acquire all outstanding shares of the Company’s common stock for $40.00 per share in cash.  The Company’s Board of Directors, representing all of the disinterested directors, unanimously recommends that stockholders tender their shares in the Paulson tender offer once it is launched.

John Paulson, President of Paulson & Co. Inc., said, “Steinway has a 160-year history of manufacturing the highest quality pianos and musical instruments.  The Company’s proven business model and highly skilled employees provide a strong foundation on which to expand.  We fully intend to maintain the superb quality of Steinway’s musical instruments, which are the finest in the world.”

Michael Sweeney, Chairman and CEO of Steinway stated, “The Company conducted a comprehensive “go-shop” process resulting in Paulson’s offer, which reflects the attractive value of the Company’s heritage and growth opportunities. At $5.00 per share more than the offer from Kohlberg, this transaction provides shareholders significant additional value for their investment.  At the same time, our employees, dealers, artists, and customers can rest assured that Steinway will be in excellent hands under John Paulson’s stewardship.  He shares the Company’s commitment to the musical community and embraces our strategies to fully leverage our premier brands and extend our market leadership.  We look forward to much success in this next chapter for Steinway.”

The tender offer is required to be commenced within 5 business days and to remain open for at least 20 business days after launch.  Any shares not tendered in the tender offer will be acquired in a second-step merger at the same cash price as paid in the tender offer.

Closing of the tender offer is conditioned upon customary closing conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and receipt of German antitrust approvals.  The offer is not subject to a financing condition.  The transaction is expected to close in late September.

The Paulson Merger Agreement does not provide for a “go-shop” period, but the Company is permitted to respond to unsolicited offers in certain circumstances, and ultimately, to accept a Superior Proposal (as defined in the Paulson Merger Agreement) until the closing of the tender offer, subject to payment of a termination fee of approximately $13.4 million.

Allen & Company LLC is serving as financial advisor to the Company in this transaction.  Skadden, Arps, Slate, Meagher & Flom LLP and Gibson, Dunn & Crutcher LLP are acting as legal advisors to the Company.  Akin Gump Strauss Hauer & Feld LLP is acting as Paulson’s legal advisor.

About Steinway Musical Instruments, Inc.

Steinway Musical Instruments, Inc., through its Steinway and Conn-Selmer divisions, is a global leader in the design, manufacture, marketing and distribution of high quality musical instruments. These products include Bach Stradivarius trumpets, Selmer Paris saxophones, C.G. Conn French horns, Leblanc clarinets, King trombones, Ludwig snare drums and Steinway & Sons pianos. Through its online music retailer, ArkivMusic, the Company also produces and distributes classical music recordings. For more information about Steinway Musical Instruments, Inc. please visit the Company’s website at www.steinwaymusical.com.

About Paulson & Co. Inc.

Paulson & Co. Inc. is an investment management firm with approximately US$18 billion in assets under management and has offices in New York, London and Hong Kong.

Notice to Investors

The Paulson tender offer for the outstanding common stock of the Company referred to in this press release has not yet commenced.  This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities.  The solicitation and the offer to buy shares of the Company’s common stock will be made pursuant to an offer to purchase and related materials that Paulson intends to file with the Securities and Exchange Commission (the “SEC”).  At the time the tender offer is commenced, Paulson will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer.  These materials will be sent free of charge to all stockholders of the Company when available.  In addition, all of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

Cautionary Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the acquisition and the expected timing of the completion of the transaction.  When used in this press release, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements.  Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to the number of stockholders of the Company who may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions.  The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.  Risk factors that could cause actual results of the tender offer to differ materially include the following: failure to obtain any regulatory approvals or satisfy conditions to the transaction, the inability to obtain adequate financing, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above.  Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the SEC, including the Company’s recent filings on Form 10-Q and Form 10-K.

Company Contact:	Investor Relations Contact:
Julie A. Theriault	Jody Burfening

Steinway Musical Instruments, Inc.	LHA
(781) 894-9770	(212) 838-3777
ir@steinwaymusical.com	jburfening@lhai.com

Paulson Contact:

Dawn Dover

Kekst and Company

(212) 521-4817

dawn-dover@kekst.com

Letter to Company Employees

August 14, 2013

Dear Colleagues,

As promised, I am writing to update you on the proposed sale of the Company. The previously announced “go-shop” period associated with the Kohlberg proposal has ended and we are pleased to tell you that our recent operational success attracted significant interest by the marketplace.

The Board of Directors has accepted an offer from Paulson & Co. to purchase Steinway Musical Instruments for $40.00 per share. This offer, which is $5.00 per share higher than the Kohlberg offer, is a compliment to our employees and the focus you have maintained during this process.

Led by its founder, John Paulson, Paulson & Co. is an investment firm based in New York.  We expect this ownership structure as a private company to allow the Company greater flexibility to invest in long-term growth opportunities. John is a very successful businessman who sees the significant growth prospects for our brands.  In addition, he has a personal interest in the Company, owning four Steinway pianos himself.  I have invited John to write directly to our employees, dealers and artists to let you know his thoughts about the future of the Company.

At this time, we expect the sale to be completed toward the end of September. However, there is a possibility, though a remote one, that a better proposal could be made by another party before the purchase by Paulson is completed. Because the Board of Directors must do everything in its power to achieve the best outcome for the Company’s shareholders, we cannot be 100% certain as to whom the final buyer will be at this time. Where we can provide certainty is with our commitment to our dealers, customers and artists to provide best-in-class instruments and service.

As always, if you receive any inquiries from the press or investor community in relation to the sale, please pass the information along to Julie Theriault, Director of Corporate Planning & Communications at JTheriault@steinwaymusical.com or 781.419.5722.

Thank you for your patience during this period of uncertainty. This has been a long, distracting process but it is necessary to insure we obtain the highest possible price for shareholders. We will continue to communicate important information to you as it develops.

Best regards.

Mike Sweeney

President & CEO

Steinway Musical Instruments, Inc.

Notice to Investors

The tender offer by affiliates of Paulson for the outstanding common stock of the Company referred to in this letter has not yet commenced.  This letter is neither an offer to purchase nor a solicitation of an offer to sell any securities.  The solicitation and the offer to buy shares of Company common stock will be made pursuant to an offer to purchase and related materials that Paulson intends to file with the Securities and Exchange Commission (the “SEC”).  At the time the tender offer is commenced, Paulson will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer.  These materials will be sent free of charge to all stockholders of the Company when available.  In addition, all of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This letter contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the acquisition and the expected timing of the completion of the transaction.  When used in this letter, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements.  Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to the number of stockholders of the Company who may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions.  The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.  Risk factors that could cause actual results of the tender offer to differ materially include the following: failure to obtain any regulatory approvals or satisfy conditions to the transaction, the inability to obtain adequate financing, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above.  Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the SEC, including the Company’s recent filings on Form 10-Q and Form 10-K.